[redacted]

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10027526

UNITED S
SECURITIES AND EXCH
Washington,

OMB APPROVAL	
MB Number:	3235-0123
pires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorthStar Financial Partners, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 Butterfield Drive, Suite 220
(No. and Street)

Troy (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Chaput (248) 290-5273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 2 6 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skillman Group, PLC
(Name – *if individual, state last, first, middle name*)

2150 Butterfield Drive, Suite 210, Troy, MI 48084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/9

OATH OR AFFIRMATION

I, Kenneth Chaput, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northstar Financial Partners, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRAIG S BEUTLER
Notary Public - Michigan
Oakland County
My Commission Expires Jan 6, 2014
Acting in the County of Oakland

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by NorthStar Financial Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating NorthStar Financial Partners, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

NorthStar Financial Partners, Inc.'s management is responsible for NorthStar Financial Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment required per Form SIPC-7T to the copy of the check issued by NorthStar Financial Partners, Inc. to Securities Investor Protection Corporation noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 Part III for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared the adjustments reported in Form SIPC-7T to NorthStar Financial Partners, Inc.'s Profit and Loss Statement for the period from April 1, 2009 to December 31, 2009 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

We were not engaged to, and did not conduct and examination, the objective of which would be the expressing of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely of the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Skillman Group PLC

Certified Public Accountants

February 25, 2010

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 643-5020 Facsimile 248 643-5030

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053050 FINRA DEC
NORTHSTAR FINANCIAL PARTNERS INC 13*13
2150 BUTTERFIELD DR STE 220
TROY MI 48084-3448

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,953.23

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (311.09)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,642.14

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,642.14

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NorthStar Financial Partners
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 24th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,553,672
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	716,913
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	35,450
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	15,500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 4518	
Enter the greater of line (i) or (ii)	4,518
Total deductions	772,381
2d. SIPC Net Operating Revenues	$ 781,291
2e. General Assessment @ .0025	$ 1,953.23

(to page 1 but not less than $150 minimum)

SEC Mail Processing
Section
FEB 26 2010
Washington, DC
110

NorthStar Financial Partners, Inc.

Financial Statements
Year Ended December 31, 2009

NorthStar Financial Partners, Inc.

Financial Statements
Year Ended December 31, 2009

NorthStar Financial Partners, Inc.

Contents

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

We have audited the accompanying balance sheet of NorthStar Financial Partners, Inc. (a Michigan Corporation) as of December 31, 2009, and the related statement of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Financial Partners, Inc. as of December 31, 2009 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Skillman Group PLC
Certified Public Accountants

February 25, 2009

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

NorthStar Financial Partners, Inc.

Balance Sheet

December 31,		2009
Assets		
Current Assets		
Cash	$	32,232
Deposit		25,035
Accounts receivable		92,511
Total Current Assets		149,778
Property and Equipment		
Furniture and fixtures		6,242
Computer equipment		6,120
		12,362
Less accumulated depreciation		7,271
Net Property and Equipment		5,091
Other Assets		17,355
Total Assets	$	172,224
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$	7,449
Commissions payable		
Broker-dealer		65,254
Broker-dealer - related party		35,639
Total Current Liabilities		108,342
Stockholders' Equity		
Common stock, $35 par - 60,000 shares authorized 2,000 shares issued and outstanding		70,000
Additional paid-in capital		3,734
Retained deficit		(9,852)
Total Stockholders' Equity		63,882
Total Liabilities and Stockholders' Equity	$	172,224

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Income

Year Ended December 31,	**2009**
Revenue	
Commissions	$ 1,909,734
Interest	17,139
Total Revenue	1,926,873
Expenses	
Commissions and clearance fees	1,635,258
Salaries and employee benefits	175,795
Management fees	24,100
Rent	18,203
Administrative	13,957
Auto	9,364
Professional fees	9,245
Licenses and registrations	9,299
Utilities	7,557
Research	5,885
Computer	5,830
Dues and subscriptions	4,706
Travel and entertainment	4,681
Office supplies	2,757
Taxes, other	900
Printing and reproduction	1,572
Depreciation	1,436
Postage and delivery	1,339
Network consulting	193
Education and seminars	125
Gifts	50
Insurance, net of reimbursement of $25,900	(3,477)
Total Expenses	1,928,775
Loss Before Taxes	(1,902)
Provision for Income Taxes	
Current	800
Net Loss	$ (2,702)

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Stockholders' Equity

	Shares	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance, January 1, 2009	2,000	$ 70,000	$ 3,734	$ (7,150)	$ 66,584
Net Loss	-	-	-	(2,702)	(2,702)
Balance, December 31, 2009	2,000	$ 70,000	$ 3,734	$ (9,852)	$ 63,882

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Cash Flows

Year Ended December 31,	**2009**
Cash Flows From Operating Activities	
Net loss	$ (2,702)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	1,436
Increase (decrease) in cash due to changes in	
Accounts receivable	(43,850)
Deposit	(26)
Other assets	(6,412)
Accounts payable and commissions payable	68,926
Net Cash Provided By Operating Activities	17,372
Cash, beginning of year	14,860
Cash, end of year - unrestricted	$ 32,232

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

Nature of Operations

NorthStar Financial Partners, Inc. (the "Company") was incorporated in the State of Michigan on November 17, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of NorthStar Financial Enterprises, Inc. (a Michigan Corporation).

The Company also buys and sells securities on behalf of its customers in an introductory broker capacity, which does not involve any holding of such securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand and amounts on deposit at financial institutions. At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experience any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Deposit

The Company is required to maintain reserve funds with Mesirow Financial Services, the Company's clearing agent. The required reserve at December 31, 2009 was $25,035.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years. Costs of major improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Gains and losses on dispositions of property and equipment are included in the determination of income.

Revenue Recognition

Commission income and advisory fees are recorded as earned with billed but not paid amounts reflected as accounts receivable.

Advertising

The Company follows the policy of charging costs of advertising to expense as incurred. Advertising amounted to $0 for the year ended December 31, 2009.

Taxes on Income

Income taxes are calculated using the liability method specified by ASC 740 "Income Taxes". Income tax (benefit) expense is the tax (refundable) payable for the period and the change during the period in deferred income taxes.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Codification ("ASC") 105, "Generally Accepted Accounting Principles". The statement confirmed that the FASB ASC will become the single official source of authoritative U.S. GAAP. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC 105 did not have a material effect on the Company's financial statements.

In May 2009, FASB issued ASC 855 "Subsequent Events". ASC 855 established principles and requirements for the reporting of events or transactions that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC 855 is effective for periods ending after June 15, 2009. The Company adopted ASC 855 and its application had no impact on the Company's financial statements.

Effective for years beginning after December 15, 2008, ASC 740 "Income Taxes" prescribes a recognition threshold and measurement attribute for financial statement recognition of uncertain tax positions taken on previously filed returns or expected to be taken in a future tax return. The Company adopted this new standard on January 1, 2009.

1. Accounts Receivable and Payable

Accounts receivable from and payable to broker-dealers and clearing organizations consisted of the following:

December 31, 2009	Receivables	Payables
Broker-Dealers	$ 21,041	$ 37,845
Insurance Companies	53,746	47,567
Mutual Fund Companies	17,719	15,476
Real Estate Investors	5	5
Total	$ 92,511	$ 100,893

2. Insurance Expense

Insurance expense consisted of the following:

December 31,	2009
E & O	$ 20,900
Fidelity Bond	1,210
Personal Property	204
Professional Liability	109
	22,423
Less: Registered Agent Reimbursements	(25,900)
Total	$ (3,477)

2. Related Party Transactions

The Company paid $24,100 in management fees during the year to NorthStar Financial Enterprises, the Company's parent. The fees are assessed by the parent and represent charges for administrative services provided to the Company.

The Company sub-leases office space from NorthStar Financial Enterprises on a month-to-month basis with rates ranging from $1,814 to $2,446. Total rent paid to NorthStar Financial Enterprises was $26,795 for the year ended December 31, 2009.

The Company paid commissions to officers totaling $319,776 for the year ended December 31, 2009. As of December 31, 2009, $35,639 has been included in accounts payable related party.

2. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $37,157 which was $30,115 in excess of its required net capital of $7,042.

There is no material difference between the computation of net capital as presented on Schedule A which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2009.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

3. Employee Benefit Plan

The Company has established a 401(k) plan which covers substantially all employees. The plan allows for eligible employees to defer a portion of their salary. The Company may at its discretion match the employee's contributions to the plan. The Company contributed approximately $1,100 to the plan for the year ended December 31, 2009.

4. Taxes on Income

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes". As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has recorded a $800 provision for income taxes in the Statement of Income for the year ended December 31, 2009.

The Company maybe subjected to an Internal Revenue Service audit for the prior three years ended December 2006 - 2008.

Effective January 1, 2008, the State of Michigan imposed the "Michigan Business Tax" (MBT) which replaced the former "Michigan Single Business Tax". The new tax has both a business income component as well as a modified gross receipts component. Both components of the MBT are considered income taxes under ASC 740. The Company files a unitary Michigan Business Tax Return with NorthStar Financial Enterprises, Inc. and as such, no provision for income taxes has been recorded for the year ended December 31, 2009.

5. Exemption

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

6. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 25, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Supplemental Material

NorthStar Financial Partners, Inc.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

Total Ownership Equity			
Common Stock and Paid in Capital		$	73,734
Retained Deficit			(9,852)
			63,882
Deductions - Non Allowable			
Furniture and Equipment, net	5,091		
Unsecured Receivable, net	21,634		(26,725)
Net Capital			37,157
Minimum Net Capital			7,042
Excess Net Capital		$	30,115

An immaterial variance of $2,720 was noted between the calculation of net capital above and the December 31, 2009 FOCUS report filing.

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17-A-5

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

In planning and performing our audit of the financial statements of NorthStar Financial Partners, Inc., as of for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding an on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spielman Group PLC

Certified Public Accountants

February 25, 2009